Exhibit E

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Wilshire Private Assets Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$15,091,412.11 (1)	0.01476%(2)	$2,227.50
Fees Previously Paid	—		—
Total Transaction Valuation	$15,091,412.11 (1)
Total Fees Due for Filing			$2,227.50
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$0.00

(1)	Calculated as the aggregate maximum purchase price for Institutional Class Shares of beneficial interest (“Shares”). The fee of $2,227.50 was paid by Wilshire Private Assets Master Fund in connection with filing its Schedule TO-I (See Ironwood Multi-Strategy Fund LLC, et al., SEC No-Action Letter (April 20, 2017)).

(2)	Calculated at $147.60 per $1,000,000.00 of the Transaction Valuation.

Table 2 – Fee Offset Claims and Sources

Not applicable.

E-1